Exhibit 97.1

WARNER MUSIC GROUP CORP.
Dodd-Frank Clawback Policy
The Compensation Committee (the “Administrator”) of the Board of Directors (the “Board”) of Warner Music Group Corp. (the “Company”) hereby adopts this Dodd- Frank Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply, and shall be interpreted to be consistent, with the Applicable Rules (as defined below).
1.Administration
Except as specifically set forth herein, this Policy shall be administered by the Administrator. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters with the scope of such other committee’s responsibility and authority. Subject to any limitation of applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.Definitions.

Accounting Restatement
As defined by the Applicable Rules, an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Applicable Period
The three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that

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results from change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a)

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the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of whether the restated financial statements are filed.

Applicable Rules
Applicable rules or regulations adopted by the Securities and Exchange Commission and/or The Nasdaq Stock Market (“Nasdaq”) pursuant to Section 10D of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”), or other applicable rules or regulations.

Covered Person
Any current or former “executive officer” of the Company, as determined by the Administrator in accordance with the definition of executive officer set forth in the Applicable Rules.

Effective Date October 2, 2023

Erroneously Awarded Compensation
With respect to each Covered Person in connection with an Accounting Restatement, the amount of Incentive Compensation (as defined below) that exceeds the amount of Incentive Compensation that would have been received by such Covered Person had it been determined based on the restated Financial Reporting Measure (as defined below), computed without regard to any taxes paid by the Covered Person in respect of the Erroneously Awarded Compensation.

Financial Reporting Measure
Any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer

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group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income.

A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

Incentive Compensation
All cash bonuses and equity compensation granted to, earned by, or vested to a recipient by the Company or its subsidiaries based wholly or in part upon the attainment of a Financial Reporting Measure, including any payment in cash, stock or other property pursuant to any incentive-based compensation plan, program or arrangement (including, without limitation, from the exercise of any compensatory stock option or the settlement of any equity award) established or maintained by the Company or any of its subsidiaries. Incentive Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

3.Covered Persons; Incentive Compensation.

This Policy applies to Incentive Compensation received by a Covered Person (a) after beginning services as a Covered Person; (b) if that person served as a Covered Person at any time during the performance period for such Incentive Compensation; and (c) while the Company had a listed class of securities on a national securities exchange, in each case, only if such Incentive Compensation was received after the Effective Date.

4.Required Recoupment Following Accounting Restatement.

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount, subject to the below, of any Erroneously Awarded Compensation received by any Covered Person.
In determining the amount of any recoupment that is to be sought under the terms of this Policy, the Administrator may take into account any and all factors that it determines to be appropriate, including the likelihood and costs of recovery, compliance with applicable law, the ability of the Covered Person to repay such amount, the tax consequences of the original payment and/or the recoupment to the person subject to this Policy, any other potentially adverse consequences for the Company arising from seeking such recoupment and any mitigating factors that it shall deem relevant to its determination.

5.Method of Recoupment for Erroneously Awarded Compensation in the Event of an Accounting Restatement.

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The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation in the event of an Accounting Restatement hereunder, which may include without limitation, to the extent constituting Erroneously Awarded Compensation, (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) canceling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may effect recovery under this Policy from any amount otherwise payable to the Covered Person, including amounts payable to such individual under any otherwise applicable Company plan or program and amounts approved, awarded, granted, payable or paid prior to, on or after the Effective Date, including base salary, bonuses or commissions and equity, or other long-term incentive and other compensation previously deferred by the Covered Person.
The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Administrator has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
•The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq;

•Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of the Applicable Rules; or
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.Effective Date; Retroactive Application.

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This Policy shall be effective as of the Effective Date. The terms of this Policy shall apply to any Incentive Compensation that is received (as described in the definition of “Incentive Compensation”) by a Covered Person on or after the Effective Date, even if such Incentive Compensation was approved, awarded, granted or paid to such Covered Person prior to the Effective Date.

7.No Indemnification of Covered Persons.

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Person that may be interpreted to the contrary, the Company shall not indemnify any Covered Person against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third- party insurance purchased by the Covered Person to fund potential clawback obligations under the Policy.

8.Indemnification.

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to the Policy and, except as provided in Section 7, shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law, contractual arrangement or Company policy.

9.Amendment; Termination.

The Administrator may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, in accordance and subject to compliance with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

10.Other Recoupment Rights; Company Claims.
The Administrator intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any discretionary clawback or forfeiture policy which may be in effect from time to time or any similar policy in any employment agreement, equity award agreement, or similar agreement or any other legal remedies available to the Company.

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Nothing contained in this Policy, and no recoupment or recovery contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Person arising out of or resulting from any actions or omissions by the Covered Person.

11.Successors.

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

12.Exhibit Filing Requirement.

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.

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